FINANSTILSYNET
THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY

The Financial Supervisory Authority of Norway

# KRT-1500 Form for notification of transactions carried out by persons discharging managerial responsibilities ("primary insiders") and their closely associated persons

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| Date sent: | 18.06.2026 / 13:11 |
| Receiver: | The Financial Supervisory Authority of Norway |
| Reference number: | 62b0f0b9529b |

## 1 About the reporting

1.1 Are you reporting on behalf of yourself or others?

**On behalf of others**

### 1.2 Information about the reporter

1.2.1 Reporter's name

**PETERSEN CHRISTIAN EMIL**

1.2.2 Reporter's company name

**RO SOMMERNES ADVOKATFIRMA DA**

1.2.3 Reporter's email

**mail@rosom.no**

### 1.3 Information about primary insider / closely associated person

If the transaction is carried out by a closely associated legal entity of a primary insider, tick the option for entity closely associated with a primary insider, not primary insider. You will then be able to register information about both the primary insider and the entity closely associated with the primary insider.

1.3.1 I report as / on behalf of:

**Primary insider**

### 1.4 About the primary insider

1.4.1 Citizenship

**Norwegian**

## 1.4.1.1 Person lookup

National ID number/D-number

**250284 *******

Name

**BJØRN ANDREAS FRENG ISAKSEN**

1.4.3 Email

**mail@rosom.no**

1.4.4 Position/Role Chair 2 About the notification 2.1 Is this a new notification or a correction of a previously reported transaction? New notification 2.2 Information about the issuer or the emission allowance market participant 2.2.1 LEI code (for issuer or emission allowance market participant) 984500D86FFE5EYE7988 2.2.2 Company name (for issuer or emission allowance market participant) Himalaya Shipping Limited 2.3 The reportable transaction Description of the financial instrument/type of financial instrument 2.3.1 Instrument Share 2.3.2 ISIN code BMG4660A1036 2.3.2.1 Issuer name Himalaya Shipping Ltd. 2.4 Transaction type 2.4.1 Transaction type Other transaction type 2.4.2 Description of transaction type Cash settlement at USD 15,22 per share under a forward purchase agreement for 200 000 shares with a strike price of USD 6,65 per share 2.5 Share option scheme 2.5.1 Is the transaction linked to the exercise of a share option scheme? No 2.6 Currency of the transaction 2.6.1 Currency USD 2.7 Prices and volume If more than one transaction of the same type, financial instrument, day and trading venue has been made, price and volume can be entered for each transaction. 2.7.1 Price per unit 8,5742

2.7.2 Volume 200 000 2.8 Aggregated information 2.8.1 Average price per unit 8,5742 2.8.2 Aggregated volume 200 000 2.8.3 Total amount 1 714 840 2.9 Transaction date 2.9.1 Specify date 06/17/2026 2.10 Trading venue for the transaction 2.10.1 Trading venue XOFF - Outside a trading venue 2.3.1 Instrument Share 2.3.2 ISIN code BMG4660A1036 2.3.2.1 Issuer name Himalaya Shipping Ltd. 2.4 Transaction type 2.4.1 Transaction type Other transaction type 2.4.2 Description of transaction type Entering into a forward purchase agreement for 200 000 shares in Himalaya Shipping Ltd., with a strike price of USD 15,22 per share, to be adjusted by 6% interest and customary adjustment provisions, and a settlement date that is 3 years from issue. 2.5 Share option scheme 2.5.1 Is the transaction linked to the exercise of a share option scheme? No 2.6 Currency of the transaction 2.6.1 Currency USD 2.7 Prices and volume

If more than one transaction of the same type, financial instrument, day and trading venue has been made, price and volume can be entered for each transaction. 2.7.1 Price per unit 15,22 2.7.2 Volume 200 000 2.8 Aggregated information 2.8.1 Average price per unit 15,22 2.8.2 Aggregated volume 200 000 2.8.3 Total amount 3 044 000 2.9 Transaction date 2.9.1 Specify date 06/17/2026 2.10 Trading venue for the transaction 2.10.1 Trading venue XOFF - Outside a trading venue 2.11 Comment You have not entered any information here